INVEST IN **KGAY 106.5 PALM SPRINGS - LGBTQ+ RADIO**

Invest to place KGAY Radio with LGBTQ+ investors/owners: Brad Fuhr CEO


KGAY
106.5 PALM SPRINGS
#I LOVE
GAY
palm
springs

Highlights

1. Your investment helps fund purchase & operations to bring KGAY into LGBTQ+ ownership and operations.
2. GayDesertGuide is re-integrated into KGAY for content, cross promotions and advertising plans.
3. John Taylor is back to the KGAY morning show, interacting with locals and celebs.
4. Money invested will earn “perks” like swag, advertising & other rewards!
5. The station's platform will be opened up to serve the LGBTQ+ communities here in the Coachella Valley
6. The Coachella Valley is growing in population and visitors. Many are LGBTQ and are making their home here.
7. It is difficult to reach the LGBTQ+ audience without waste. We take an integrated approach.

7. It is difficult to reach the LGBTQ+ audience without waste. We take an integrated approach.

8. Radio streaming/listening is strong. There is nothing like KGAY to reach LGBTQ + demo and allies

Our Team



Brad Fuhr

Brad Fuhr is an established leader in the Coachella Valley with a proven track record of engagement and involvement with the community. Brad helped found & operate KGAY in 2018 and runs a highly successful media company including GayDesertGuide.com.

I began my career in radio and journalism at the age of 15 in my hometown. I was fortunate to have garnered broad experience in media over my career, with an eye toward LGBTQ media. When I founded GayDesertGuide, I hoped to add radio and podcasting to the media mix. This integrated media approach is what I spent the last 20 years of my career on



Stephanie Bergantino

Stephanie has been with KGAY since the station launched, after working with major radio companies Alpha Media and Clear Channel/IHeartRadio. She has managed the radio station during the COVID-19 pandemic taking on managerial and sales roles.



Christopher SHEBEL

Chris has programmed stations in Chicago, Portland, Pittsburgh, San Francisco and other markets. He has been involved with numerous music formats and created Dance Hit formats in Chicago, San Francisco, Phoenix and KGAY's LGBTQ focused format.



John Taylor

John signed on KGAY as the co-host of the morning show from its inception. He will return to the morning show to delight audiences.

Pitch

As originally concepted by Brad Fuhr, KGAY 106.5 Palm Springs radio and GayDesertGuide.LGBT together create a media company that will be unique to the marketplace, fill a need for the community and provide advertisers with a way to reach LGBTQ+ consumers.

KGAY and GayDesertGuide began together three years ago. When first launched, Brad Fuhr created an integrated sales program between radio and digital. The initial success of that strategy will be brought back to take a greater share of revenue from the market.

KGAY PSP, a California benefit corp, seeks $250,000 in investments to purchase the station and fund its operation through the next two years, where the stations is conservatively forecast to break even. (Forward-looking projections can't be guaranteed).

The initial round of $125,000 will finance expanded operations to bring the station back to its recent headcount with sales, marketing and programming as well as the $40,000 deposit on the radio stations and $15,000 to purchase receivables.

The second round of $125,000 will help complete the sale at the agreed upon price. The stations will be operated under an LMA (Local Marketing Agreement) with Sunnylands Broadcasting being paid $1,000 per month as an LMA fee in year one and $2,000 per month in year two.

Please read the entirety of our business plan below.

NOTE: All forward-looking projections in the business plan can't be guaranteed.

KGAY 106.5 -KGAY PSP- a CA Benefit Corp.-.pdf